SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit No.              Description

1                        Director Shareholding released on 07 September 2004

Exhibit No. 1


                                  SCHEDULE 11

               NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                                    PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    OLIVER STOCKEN


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    427


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    286.5P


13) Date of transaction

    6 SEPT 2004


14) Date company informed

    7 SEPT 2004


15) Total holding following this notification

    42,262 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK  020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification     7 SEPTEMBER 2004



                       SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                        PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    JOHN SUNDERLAND


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    514


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    286.5P


13) Date of transaction

    6 SEPT 2004


14) Date company informed

    7 SEPT 2004


15) Total holding following this notification

    2,139 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK  020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification     7 SEPTEMBER 2004



                       SCHEDULE 11

     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
                        PERSONS


1)  NAME OF COMPANY

    THE RANK GROUP PLC


2)  NAME OF DIRECTOR

    PETER JARVIS


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

    DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

    DIRECTOR


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    DIRECTOR


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    ACQUISITION OF SHARES


7)  Number of shares/amount of
    stock acquired

    513


8)  Percentage of issued Class

    NOT SIGNIFICANT


9)  Number of shares/amount
    of stock disposed

    -


10) Percentage of issued Class

    -


11) Class of security

    ORDINARY SHARES


12) Price per share

    286.5P


13) Date of transaction

    6 SEPT 2004


14) Date company informed

    7 SEPT 2004


15) Total holding following this notification

    26,606 SHARES OF 10P EACH


16) Total percentage holding of issued class following this notification

    NOT SIGNIFICANT


     IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                    COMPLETE THE FOLLOWING BOXES

17) Date of grant

    N/A


18) Period during which or date on which exercisable

    N/A


19) Total amount paid (if any) for grant of the option

    N/A


20) Description of shares or debentures involved: class, number.

    N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    N/A


22) Total number of shares or debentures over which options held following this notification

    N/A


23) Any additional information

    N/A


24) Name of contact and telephone number for queries

    CHARLES CORMICK 020 7706 1111


25) Name and signature of authorised company official responsible for making this notification

    CHARLES CORMICK

    Date of Notification        7 SEPTEMBER 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  13 September 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary